Exhibit 21

Capital Properties, Inc. and Subsidiaries

Subsidiaries of the Company

Subsidiary	State of Incorporation or Formation

Capital Terminal Company	Rhode Island

Dunellen, LLC	Delaware

Tri-State Displays, Inc.	Rhode Island